3PY

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05038690

SECURI[illegible] [illegible]ION
Washington, D.C. 20549

S.E.C.
MAR 1 2005
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 North University Drive, Suite 625
(No. and Street)

Coral Springs (City) | Florida (State) | 33085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ten Pow (954) 510-7307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami, Florida 33144
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/18

OATH OR AFFIRMATION

I, Daniel Lancer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASG Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

GEORGE P.E. TEN POW
MY COMMISSION # DD 322965
EXPIRES: June 11, 2008
Bonded Thru Budget Notary Services

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ASG SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
ERIC LEVY, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 21, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ASG Securities, Inc.

We have audited the accompanying statement of financial condition of ASG Securities, Inc as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of ASG Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

EXHIBIT "A"

ASG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 60,743	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $54,000	4,080	
Due from Clearing Firm	1,800	
Clearing Firm Deposit - Consisting of Cash in Deposit Account	69,975	
Other Receivables	20,000	
Prepaid Expenses	4,600	
Due from Stockholder	6,500	
Total Current Assets		$ 167,698
TOTAL ASSETS		$ 167,698

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 7,411	
Total Current Liabilities		$ 7,411
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; 10,000 Shares Authorized, None Issued and Outstanding	$ -	
Common Stock - $.001 Par Value; Authorized - 100,000 Shares; Outstanding- 100,000 Shares	100	
Additional Paid-In Capital	2,498,601	
Retained Earnings (Deficit)	(2,338,414)	
Total Stockholders' Equity		160,287
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 167,698

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

ASG SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		$ (137,063)
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 35,074	
Clearance, Quotation, and Communication Costs	28,936	
Occupancy and Other Rentals	61,840	
Taxes, Other than Income Taxes	129	
Other Operating Expenses	193,947	
Total Operating Expenses		319,926
LOSS FROM OPERATIONS		$ (456,989)
INTEREST EXPENSE		1,886
LOSS BEFORE INCOME TAXES		$ (458,875)
FEDERAL AND STATE INCOME TAX		-
NET LOSS		$ (458,875)

Note - In July of the year 2003, the Company essentially ceased all active operations related to the Securities Brokerage and Trading Business.

Subject to Comments in Attached Letter and Notes to Financial Statements.

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance - January 1, 2004	100,000	$ 100	$ 2,077,179	$ (1,879,539)	$ 197,740
Capital Contributions From Stockholder	-	-	421,422	-	421,422
Net (Loss) for the Period	-	-	-	(458,875)	(458,875)
Balance - December 31, 2004	100,000	$ 100	$ 2,498,601	$ (2,338,414)	$ 160,287

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

ASG SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net Loss	$ (458,875)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	6,167	
Loss on Abandoned Assets	26,884	
Cancellation of Capital Lease Payable and Related Interest	(22,552)	
Changes in Operating Assets and Liabilities:		
(Increase) in Trading Securities Owned at Market Value	(4,080)	
Decrease in Due From Clearing Firm	5,951	
(Increase) in Clearing Firm Deposit	(5,352)	
(Increase) in Due From Stockholder	(6,500)	
Decrease in Lease Security Deposit	17,488	
Decrease in Other Receivables	90,773	
(Increase) in Prepaid Expenses	(4,600)	
(Decrease) in Accounts Payable	(3,212)	
(Decrease) in Security Deposit on Sub-Lease	(10,000)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (367,908)
FINANCING ACTIVITIES		
Capital Contribution from Stockholder	$ 421,422	
NET CASH PROVIDED BY FINANCING ACTIVITIES		421,422
INCREASE IN CASH		$ 53,514
CASH AT BEGINNING OF YEAR		7,229
CASH AT END OF YEAR		$ 60,743
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 1,886
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Delaware on December 17, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. On February 13, 2004, the Company reincorporated in the State of Florida. Essentially all of the operations of the Company ceased in July, 2003, but the Company is maintaining its license on an active basis.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading and investment securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment was provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation were as follows:

	Estimated Useful Life
Leasehold Improvements	Term of Lease
Office Furniture	7 Years
Telephone and Other Equipment	5 Years

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income. During the year ended December 31, 2004, the Company moved its operations and subsequently abandoned its property and equipment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis. The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Deferred Tax Assets - For financial reporting purposes, deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

The Company is presently leasing its office facilities under a sublease which expires in February 2005. The Company plans to relocate its operations, and is presently seeking new office space. Present rental payments are $6,522 per month.

NOTE 3 - REVENUES

A breakdown of the revenues earned for the year ended December 31, 2004, is as follows:

Comississions	$ 3,303
Firm Trading	(174,849)
interest	45
Cancellation of liabilities	34,438
	$ (137,063)

NOTE 4 - OTHER RECEIVABLES

As of December 31, 2004, other receivables consisted of the following:

Amount due from clearing firm	$ 20,000

This amount represents funds that were removed from the Company's deposit account to cover a debit balance in a new customer account. The Company is of the opinion that the clearing firm retained these funds in error and is attempting to have these funds transferred back into the deposit account.

NOTE 5 - INCOME TAXES

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

At December 31, 2004, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2004. The Company has available at December 31, 2004, approximately $ 2,280,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2024.

NOTE 6 - OTHER MATTERS

Certain litigation that was in process at December 31, 2003, was subsequently terminated during the year 2004, without any monetary damages awarded to or charged against the Company.

The Company is presently operating under certain restrictions imposed by the National Association of Securities Dealers (NASD). These restrictions are as follows:

1) The Company cannot conduct any proprietary trading or have any market making activities.
2) Thje Company cannot conduct any underwriting activities, including private placements and public offerings.
3) The Company is limited to ten (10) associated persons, both registered and unregistered involved in sales activities.

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL		
Total Stockholders' Equity		$ 160,287
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses	$ 4,600	
2. Other Receivables	20,000	
3. Due From Stockholder	6,500	31,100
Net Capital Before Haircuts on Security Positions		$ 129,187
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f)		1,224
Net Capital		$ 127,963

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 154,463
Non-allowable assets erroneously reported as allowable:	
Other Receivables, originally shown as receivable from broker	$ (20,000)
Audit adjustment to record loans to stockholder	(6,500)
Net Capital per Above	$ 127,963

ASG SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 7,411	
Total Aggregate Indebtedness		$ 7,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 494
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 27,963
Excess Net Capital at 1,000 Percent		$ 127,222
Percentage of Aggregate Indebtedness to Net Capital		6%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

ASG SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ASG SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. In May 2004, the Company entered into a correspondent agreement with Computer Clearing Services, Inc. The former clearing broker was Stern, Agee & Leach, Inc.

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
ASG Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ASG Securities, Inc. (the Company), for the year ended December 31, 2004, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 21, 2005